UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: October 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 20, 2010, entitled “Two New fields in Bohai Bay Start Production Successfully”.

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

Two New fields in Bohai Bay Start Production Successfully

(Hong Kong, October 20, 2010) –CNOOC Limited (“the Company", NYSE: CEO, SEHK: 883) announced today that its two new oil fields, BoZhong (“BZ“) 26-3 and LuDa (“LD”) 32-2 in the Bohai Bay have successfully commenced production recently.

BZ 26-3 is located in the central part of Bohai Bay, neighboring producing field BZ 25-1S. The field has an average water depth of about 25 meters. The development and production operations of BZ 26-3 mainly rely on the facilities of its surrounding oilfields. With 4 wells online currently, BZ 26-3 is expected to hit its peak production of more than 6,600 barrels per day in 2011.

LD 32-2 is located in the Eastern Bohai Bay with water depth of about 25 meters, and adjacent to producing oil field LD 27-2. In order to reduce production cost, a joint development plan was carried out for both LD32-2 and LD27-2 fields. The field has 4 production wells currently. The peak production of LD 32-2 is expected to reach 6,300 barrels of oil per day in 2011.

BZ 26-3 and LD 32-2 are all independent oil fields of CNOOC Limited. The Company holds 100% interest and acts as the Operator of these two fields.

-- End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words

“believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com